Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Section 16(a) forms furnished to the registrant, the registrant believes that all applicable Section 16(a) filing requirements were complied with, except that there was a late Form 4 filing for Robert I. Hoffman.